October 5, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Amanda Kim

Re:     Transuite.org Inc.
Amendment No. 4 to Registration Statement on Form S-1

Filed August 30, 2021
File No. 333-255178

Ladies and Gentlemen:

This letter is being furnished by Transuite.org Inc. (the “Company”) in response to comment contained in the letter dated September 13, 2021 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Michal Wisniewski, President of the Company, with respect to the Company’s Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-255178) that was submitted to the Commission on August 30, 2021 (the “Amendment No. 4”). The Company is submitting Amendment No. 5 to the Company’s Registration Statement (“Amendment No. 5”), including the prospectus contained therein, which includes changes that reflect responses to the Staff’s comments. The responses below have been organized in the same order the Commission’s comments were organized. The page references in the Company’s response are to Amendment No. 5 as marked.

Registration Statement on Amendment No. 4 to Form S-1
Item 16. Exhibits, page 82

Comment No. 1 Your consent refers to “the review of the financial statements.” Please revise to refer to the audit instead. In addition, please reference the most recent amended registration statement filed.

RESPONSE: The Company has revised the consent on the Form S-1 referring to the audit of the financial statements. Also, the most recent registration statement was amended.

Sincerely,

/s/ Michal Wisniewski
Michal Wisniewski